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SECURITI 10026173 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66095

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-09 (MM/DD/YY) AND ENDING 12-31-09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MMA Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1110 North Main Street
(No. and Street)

Goshen	Indiana	46528
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kerri D. Lyle 574.533.9511
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

200 E. Main Street, Suite 700,	Fort Wayne,	Indiana	46802
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

BB 3/1

[redacted]

OATH OR AFFIRMATION

I, Kerri D. Lyle, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statements and supplementary information pertaining to the firm of MMA Securities, Inc. as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Kerri D. Lyle
Signature

Secretary/Treasurer
Title

____
Notary Public

This report contains: (check all applicable boxes)

(xx) (a) Facing Page.
(xx) (b) Statement of Financial Condition.
(xx) (c) Statement of Income.
(xx) (d) Statement of Cash Flows.
(xx) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to claims of Creditors.
(xx) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(xx) (l) An Oath or Affirmation.
(xx) (m) A copy of the SIPC Supplemental Report.
(xx) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

[redacted]

MMA Securities, Inc.

Independent Accountants' Report and Financial Statement

December 31, 2009

BKD LLP
CPAs & Advisors

MMA Securities, Inc.
December 31, 2009

Contents

BKD LLP
CPAs & Advisors

200 E. Main Street, Suite 700
Fort Wayne, IN 46802-1900
260.460.4000 Fax 260.426.2235 www.bkd.com

Independent Accountants' Report

Board of Directors
MMA Securities, Inc.
Goshen, Indiana

We have audited the accompanying statement of financial condition of MMA Securities, Inc. (Company) as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of MMA Securities, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Fort Wayne, Indiana
February 1, 2010

MMA Securities, Inc.

Statement of Financial Condition
December 31, 2009

Assets

Cash	$	131,697
Accounts receivable		42,299
Accounts receivable from affiliates		109,069
Prepaid expenses		193
Total assets	$	283,258

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable	$	692
Accounts payable to affiliates		102,819
Total liabilities		103,511
Stockholder's Equity		
Common stock, no par value 100,000 shares authorized, 150 shares issued and outstanding		150,000
Additional paid-in capital		125,000
Accumulated deficit		(95,253)
Total stockholder's equity		179,747
Total liabilities and stockholder's equity	$	283,258

MMA Securities, Inc.
Notes to Financial Statement
December 31, 2009

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

As of December 31, 2008, MMA Securities, Inc. (Company) was a wholly owned subsidiary of Mennonite Mutual Aid, Inc. (MMA). Effective January 1, 2009, MMA and various related organizations under common control and management restructured in order to organize all taxable corporations under a single holding company. Through this restructuring, the Company became a wholly owned subsidiary of MMA Holdings, Inc. (MMAH) which is a wholly owned subsidiary of Mennonite Mutual Aid Association. As part of this restructuring, the Company entered into a new tax-sharing agreement with MMAH and various other subsidiaries of MMAH. The restructuring had no significant effect on the operations of the Company.

The Company operates as a revenue-sharing broker dealer in order to receive gross dealer (wholesale) concessions directly from ProEquities, Inc. (an unrelated broker dealer) and load retention fees from MMA Praxis Mutual Funds. The Company is a registered broker dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

Use of Estimates

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash

The financial institution holding the Company's cash accounts is participating in the FDIC's Transaction Account Guarantee Program. Under that program, through June 30, 2010, all noninterest-bearing transaction accounts are fully guaranteed by the FDIC for the entire amount in the account.

Accounts Receivable

Accounts receivable consist mainly of commissions earned in December from ProEquities, Inc. Accounts receivable are generally received within 30 days of the time earned. The Company believes all outstanding amounts are fully collectible and has, therefore, not established an allowance for doubtful accounts.

Income Taxes

The Company files consolidated federal and state income tax returns with MMAH. The Company pays to MMAH, or is reimbursed by MMAH, based on the amount of taxes or benefits determined as if the Company filed separate returns, as computed on a regular tax basis. There are currently no differences between the financial statement and tax bases of assets and liabilities.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. With a few exceptions, the Company is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2006.

Note 2: Transactions With Affiliates

The Company is a member of an affiliated group of organizations served by MMA InSource, LLC (InSource) who provides administrative, management and equipment services based on an allocation of costs incurred. The building facilities are provided by Mennonite Church Buildings, Inc., a member of the affiliated group. Rent is based on space usage.

The Company has an agreement with MMA Distribution (MMAD), an affiliate, whereby MMAD provides distribution and sales services for licensed registered representatives for the purposes of selling securities offered through ProEquities, Inc. In addition, the Company collects load retention fees on behalf of MMA Capital Management (CAPM), an affiliate, and distributes those fees to them throughout the year.

Note 3: Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $68,723 which exceeded the minimum required amount by $61,822, and the Company's ratio of aggregate indebtedness to net capital was 1.51 to 1.

Note 4: Current Economic Conditions

The current protracted economic decline continues to present service providers with difficult circumstances and challenges, which in some cases have resulted in large declines in the fair value of assets, declines in the volume of business, constraints on liquidity and difficulty obtaining financing. The financial statements have been prepared using values and information currently available to the Company.

Current economic and financial market conditions could adversely affect our results of operations in future periods. The current instability in the financial markets may significantly impact the volume of future sales which could have an adverse impact on the Company's future operating results.

In addition, given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, which could negatively impact the Company's ability to maintain sufficient liquidity.

Note 5: Subsequent Events

Subsequent events have been evaluated through February 1, 2010, which is the date the financial statement was available to be issued.